EXHIBIT 9

Schedule A

This Schedule sets forth information with respect to each purchase and sale of Common Shares which were effectuated by Saba Capital within the past sixty days prior to 4/29/26, the date of the event which required filing of this Schedule 13D/A.  All transactions were effectuated in the open market through a broker.

Trade Date	Buy/Sell	Shares	Price
3/4/2026	Sell	28,089	11.75
3/18/2026	Buy	41,786	10.94
3/19/2026	Buy	27,328	10.55
3/20/2026	Buy	53,300	10.49
3/26/2026	Buy	18,376	10.64
3/27/2026	Buy	29,967	10.59
4/9/2026	Buy	17,250	10.95
4/10/2026	Buy	60,942	11.00
4/13/2026	Buy	47,980	10.98
4/14/2026	Buy	8,348	11.10
4/15/2026	Buy	33,520	11.03
4/16/2026	Buy	31,552	11.09
4/21/2026	Buy	6,803	11.06
4/28/2026	Buy	46,261	11.01
4/29/2026	Buy	52,280	10.98